


SEC Mail
AUG 30 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August. 2010
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No_X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes_X__No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended June 30, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO JUNE 30 OF 2010 AND 2009

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,335,190,904**	**100**	**1,320,496,342**	**100**
s02	**CURRENT ASSETS**	**307,531,155**	**23**	**407,195,660**	**31**
s03	CASH AND AVAILABLE INVESTMENTS	104,080,785	8	157,422,431	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	95,930,844	7	66,169,873	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	59,156,348	4	106,357,818	8
s06	INVENTORIES	33,002,561	2	77,245,538	6
s07	OTHER CURRENT ASSETS	15,360,617	1	0	0
s08	**LONG-TERM**	**10,024,141**	**1**	**10,508,468**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	10,024,141	1	10,508,468	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,012,019,221**	**76**	**892,467,605**	**68**
s13	LAND AND BUILDINGS	830,002,305	62	708,396,108	54
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	966,957,363	72	912,202,840	69
s15	OTHER EQUIPMENT	58,874,087	4	56,308,531	4
s16	ACCUMULATED DEPRECIATION	958,508,022	72	888,765,869	67
s17	CONSTRUCTION IN PROGRESS	114,693,488	9	104,325,995	8
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**5,616,387**	**0**	**10,324,609**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,418,695,046**	**100**	**1,315,999,485**	**100**
s21	**CURRENT LIABILITIES**	**227,487,519**	**16**	**227,648,367**	**17**
s22	SUPPLIERS	50,973,936	4	38,841,790	3
s23	BANK LOANS	83,574,818	6	28,439,018	2
s24	STOCK MARKET LOANS	21,522,919	2	73,480,325	6
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	36,985,923	3	46,138,700	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	34,429,923	2	40,748,534	3
s27	**LONG-TERM LIABILITIES**	**521,946,289**	**37**	**516,602,354**	**39**
s28	BANK LOANS	153,207,777	11	208,552,049	16
s29	STOCK MARKET LOANS	368,738,512	26	308,050,305	23
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**1,441,073**	**0**	**2,373,375**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**667,820,165**	**47**	**569,375,389**	**43**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-83,504,142**	**100**	**4,496,857**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-83,504,142**	**100**	**4,496,857**	**100**
s36	**CONTRIBUTED CAPITAL**	**282,034,054**	**-338**	**281,890,635**	**6269**
s79	CAPITAL STOCK	282,034,054	-338	281,890,635	6269
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-365,538,196**	**438**	**-277,393,778**	**-6169**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-374,204,108	448	-286,713,182	-6376
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	8,665,912	-10	9,319,404	207
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**104,080,785**	**100**	**157,422,431**	**100**
s46	CASH	69,183,431	66	89,023,850	57
s47	AVAILABLE INVESTMENTS	34,897,354	34	68,398,581	43
s07	**OTHER CURRENT ASSETS**	**15,360,617**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	15,360,617	100	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**5,616,387**	**100**	**10,324,609**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	5,616,387	100	10,324,609	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**227,487,519**	**100**	**227,648,367**	**100**
s52	FOREIGN CURRENCY LIABILITIES	94,645,160	42	71,883,283	32
s53	MEXICAN PESOS LIABILITIES	132,842,359	58	155,765,084	68
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**34,429,923**	**100**	**40,748,534**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	34,429,923	100	40,748,534	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**521,946,289**	**100**	**516,602,354**	**100**
s59	FOREIGN CURRENCY LIABILITIES	409,181,981	78	421,961,127	82
s60	MEXICAN PESOS LIABILITIES	112,764,308	22	94,641,227	18
s31	**DEFERRED LIABILITIES**	**1,441,073**	**100**	**2,373,375**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	1,441,073	100	2,373,375	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**667,820,165**	**100**	**569,375,389**	**100**
s66	DEFERRED TAXES	6,794,587	1	6,917,016	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	613,970,784	92	523,815,092	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	47,054,794	7	38,643,281	7
s79	**CAPITAL STOCK**	**282,034,054**	**100**	**281,890,635**	**100**
s37	CAPITAL STOCK (NOMINAL)	282,034,054	100	281,890,635	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2010**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-374,204,108**	**100**	**-286,713,182**	**100**
s93	LEGAL RESERVE	959,887	0	966,366	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-356,501,997	95	-261,839,979	91
s45	NET INCOME FOR THE YEAR	-18,661,998	5	-25,839,569	9
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**8,665,912**	**100**	**9,319,404**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	8,570,204	99	10,334,937	111
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	95,708	1	-1,015,107	-11
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-426	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	80,043,636	179,547,293
s73	PENSIONS AND SENIORITY PREMIUMS	10,990,307	12,862,230
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	148,956	149,367
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2010 AND 2009

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**621,448,794**	**100**	**485,910,569**	**100**
r02	COST OF SALES	294,369,823	47	227,034,533	47
r03	**GROSS PROFIT**	**327,078,971**	**53**	**258,876,036**	**53**
r04	GENERAL EXPENSES	49,304,540	8	44,700,262	9
r05	**INCOME (LOSS) FROM OPERATION**	**277,774,431**	**45**	**214,175,774**	**44**
r08	OTHER INCOME AND (EXPENSE), NET	46,082,317	7	12,515,115	3
r06	COMPREHENSIVE FINANCING RESULT	-16,486,531	-3	-10,080,605	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	113,997	0	-552,792	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**307,484,214**	**49**	**216,057,492**	**44**
r10	INCOME TAXES	326,146,212	52	241,897,061	50
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-18,661,998**	**-3**	**-25,839,569**	**-5**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-18,661,998**	**-3**	**-25,839,569**	**-5**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-18,661,998**	**-3**	**-25,839,569**	**-5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**621,448,794**	**100**	**485,910,569**	**100**
r21	DOMESTIC	336,368,031	54	273,144,295	56
r22	FOREIGN	285,080,763	46	212,766,274	44
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**46,082,317**	**100**	**12,515,115**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	46,082,317	100	12,515,115	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-16,486,531**	**100**	**-10,080,605**	**100**
r24	INTEREST EXPENSE	50,218,778	-305	47,178,565	-468
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	19,609,643	-119	23,280,590	-231
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	14,122,604	-86	13,817,370	-137
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**326,146,212**	**100**	**241,897,061**	**100**
r32	INCOME TAX	326,284,745	100	241,897,061	100
r33	DEFERRED INCOME TAX	-138,533	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	621,448,794	485,910,569
r37	TAX RESULT FOR THE YEAR	-18,661,998	-25,839,569
r38	NET SALES (**)	1,225,459,557	1,121,821,130
r39	OPERATING INCOME (**)	491,876,033	425,116,150
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-87,484,447	-157,864,331
r41	NET CONSOLIDATED INCOME (**)	-87,484,447	-157,864,331
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	45,770,812	42,567,600

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2010

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**313,573,612**	**100**	**259,518,793**	**100**
rt02	COST OF SALES	149,739,964	48	116,088,797	45
rt03	**GROSS PROFIT**	**163,833,648**	**52**	**143,429,996**	**55**
rt04	GENERAL EXPENSES	23,617,865	8	22,476,838	9
rt05	**INCOME (LOSS) FROM OPERATION**	**140,215,783**	**45**	**120,953,158**	**47**
rt08	OTHER INCOME AND (EXPENSE), NET	23,988,181	8	15,398,218	6
rt06	COMPREHENSIVE FINANCING RESULT	-30,719,009	-10	10,190,146	4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	516,875	0	-383,296	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**134,001,830**	**43**	**146,158,226**	**56**
rt10	INCOME TAXES	154,107,212	49	145,000,267	56
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-20,105,382**	**-6**	**1,157,959**	**0**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-20,105,382**	**-6**	**1,157,959**	**0**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-20,105,382**	**-6**	**1,157,959**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	NET SALES	**313,573,612**	**100**	**259,518,793**	**100**
rt21	DOMESTIC	170,582,399	54	140,161,755	54
rt22	FOREIGN	142,991,213	46	119,357,038	46
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**23,988,181**	**100**	**15,398,218**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	23,988,181	100	15,398,218	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-30,719,009**	**100**	**10,190,146**	**100**
rt24	INTEREST EXPENSE	28,086,368	-91	23,231,528	228
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	10,777,758	-35	12,290,935	121
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-13,410,399	44	21,130,739	207
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**154,107,212**	**100**	**145,000,267**	**100**
rt32	INCOME TAX	154,107,212	100	145,000,267	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2010**

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	23,425,204	19,278,991

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	247,647,992	219,529,788
e02	+ (-)ITEMS NOT REQUIRING CASH	58,825,639	50,267,275
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	47,369,314	43,120,392
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-18,904,527	-23,886,860
e05	**CASH FLOW BEFORE INCOME TAX**	334,938,418	289,030,595
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-282,990,446	-211,682,919
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	51,947,972	77,347,676
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-91,527,418	-89,812,303
e09	**FINANCING ACTIVITIES**	-39,579,446	-12,464,627
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	15,480,603	55,662,663
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-24,098,843	43,198,036
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	128,179,628	114,224,395
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	104,080,785	157,422,431

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	58,825,639	50,267,275
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	58,825,639	50,267,275
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	47,369,314	43,120,392
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	45,770,812	42,567,600
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	-522,000	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	113,997	552,792
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	2,006,505	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-18,904,527	-23,886,860
e25	+ACCRUED INTEREST	-1,347,547	0
e26	+ (-) OTHER ITEMS	-17,556,980	-23,886,860
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-282,990,446	-211,682,919
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	16,748,820	9,701,523
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	3,900,519	-11,773,961
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-629,799	5,981,799
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-12,303,775	3,460,019
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-12,928,843	-3,149,131
e32	+ (-) INCOME TAXES PAID OR RETURNED	-277,777,368	-215,903,168
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-91,527,418	-89,812,303
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-92,879,348	-93,794,102
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	115,924
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	1,351,930	3,865,875
e10	**NET CASH FROM FINANCING ACTIVITIES**	15,480,603	55,662,663
e45	+BANK FINANCING	72,693,871	9,954,589
e46	+STOCK MARKET FINANCING	14,547,931	76,423,209
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-27,674,226	-16,981,043
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-44,087,095	-13,698,702
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	122	-35,390
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		AMOUNT		AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.01		$ 0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0		$ 0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 0.00		$ 0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	0	times	0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0	times	0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-3.00	%	-5.32	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	104.77	%	-3,510.55	%
p03	NET INCOME TO TOTAL ASSETS (**)	-6.55	%	-11.95	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.92	times	0.85	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.21	times	1.26	times
p08	INVENTORIES TURNOVER (**)	18.15	times	6.01	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24	days	21	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.98	%	1.77	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	106.25	%	99.66	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-16.99	times	292.65	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.51	%	37.53	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	51.57	%	57.88	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	5.53	times	4.54	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.85	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.35	times	1.79	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	times	1.45	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.22	times	0.31	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	45.75	%	69.15	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of June 30, 2010

Second quarter 2010 summary

- *PEMEX recorded a net loss of Ps.20.1 billion, as compared to net income of Ps.1.2 billion during the same quarter of 2009. This variation is primarily explained by a Ps. 34.5 billion negative exchange rate effect of Ps. 34.5 billion due to the depreciation of the Mexican peso against the U.S. dollar.*
- *Crude oil production remained practically stable, at over 2.5 million barrels, primarily as a result of the increase in light crude oils production.*
- *Gas flaring decreased by 56.9%, as a result of actions taken to manage exploitation of the transition zone[1] at the Cantarell project, as well as the construction of gas handling and transportation infrastructure at offshore facilities of the same project.*
- *During the second quarter of 2010, petrochemicals production increased by 14.7% as compared to the second quarter of 2009. This was primarily due to performance improvements and increased efficiency in processes.*

First half 2010 summary

- *PEMEX recorded operating cash flow before taxes and duties of Ps. 329.7 billion.*
- *Net loss amounted to Ps. 18.7 billion, 27.8% lower than the net loss recorded during the first half of 2009, primarily as a result of higher reference prices of the products sold.*
- *The effective rate of taxes and duties over operating income was 117.4%.*
- *Estimated volume of fuels missing due to actions associated with illicit markets decreased by 55.1%.*

Total revenues from sales and services

Total revenues from sales and services, including IEPS (Special Tax on Production and Services) credit, amounted to Ps. 336.7 billion (U.S.$ 26.8 billion), 29% greater than total sales recorded during the second quarter of 2009.

During the first half of 2010, total revenues from sales and services, including IEPS credit, increased by 36.4% as compared to the first half of 2009, to Ps. 665.0 billion (U.S.$52.5 billion).

The increases in both the second quarter and the first half of 2010 were primarily a result of higher crude oil, natural gas and petroleum products prices.

Domestic sales

Domestic sales, including IEPS credit, increased by 36.8% as compared to the second quarter of 2009, to Ps. 193.7 billion (U.S.$ 15.4 billion), which is primarily explained by:

- Increased sales of petroleum products representing 89.7% of the total variation in domestic sales. This variation was mainly due to higher prices and volumes of diesel, gasoline and fuel oil;
- Sales of dry natural gas which increased by 21.0% to Ps. 16.7 billion, primarily due to a 15.9% increase in the average natural gas reference price, from U.S.$3.71 to U.S.$4.30 per million BTU (British Thermal Units), as well as a 9.8% increase in sales volume; and
- Sales of petrochemical products increased by 54.0%, to Ps. 7.0 billion, primarily as a result of higher prices for the main petrochemical products, and an increase in sales volume, from 1,070 to 1,106 thousand tons (Mt).

[1] The transition zone is where gas-and oil-producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.

During the first half of 2010, domestic sales, including IEPS credit, increased by 38.2% as compared to the first half of 2009, to Ps. 379.9 billion (U.S.$30.0 billion).

The increases recorded in both 2010 periods were primarily a result of increased prices and sales volumes of diesel, gasoline and fuel oil.

Exports

Export sales increased by 20.1% to Ps. 141.7 billion (U.S.$11.3 billion):

- Crude oil and condensates export sales, which increased by 25.3%, to Ps. 125.0 billion, primarily due to a 24.1% increase in the weighted average export price of the Mexican crude oil basket to U.S.$69.9 per barrel, as an increase in sales volume, from 1,195 to 1,337 thousand barrels per day (Mbd);
- Petroleum products export sales decreased by 9.0%, to Ps. 15.6 billion, primarily as a result of decreased long-residual sales, which were partially offset by an increase in fuel oil sales;
- Petrochemical export sales, which increased by 63.4%, to Ps. 1.2 billion, primarily due to an increase in benzene exports; and
- Dry natural gas export sales decreased by 92.6%, mainly due to increased domestic demand.

During the first half of 2010, export sales increased by 34.4%, to Ps. 282.4 billion (U.S.$ 22.3 billion) as compared to the same period of the previous year, primarily due to increases in crude oil export prices and volume, which were partially offset by an appreciation of the Mexican peso against the U.S. dollar.

Cost of Sales

Cost of sales increased by 29.0% to Ps. 149.7 billion, primarily as a result of a Ps. 24.7 billion increase in imported products purchases, and a negative inventory variation effect of Ps. 6.7 billion.

During the first half of 2010, cost of sales increased by 29.7%, to Ps. 294.4 billion (U.S.$ 23.2 billion), as compared to the first half of the previous year. This variation was primarily due to:

- a Ps. 57.8 billion increase in imported products to be sold in Mexico, mainly gasoline, diesel and naphtha;
- a Ps. 8.6 billion negative inventory variation;
- a Ps. 6.3 billion increase in the net cost for employee benefits;
- a Ps. 4.2 billion increase in amortization of wells, as a result of greater investments in wells; and
- a Ps. 7.6 billion decrease in conservation and maintenance expenses.

Other Revenues (Expenses) –Net

Both quarterly and cumulative variations were a result of greater IEPS credit. We note that for the purpose of this analysis, IEPS creditable accrued amount has been added to domestic sales of petroleum products.

Comprehensive Financing Result

Comprehensive financing result represented a Ps. 30.7 billion cost, primarily explained by negative exchange rate effect of Ps. 13.4 billion as a result of a 4.2% depreciation of the Mexican peso against the U.S. dollar, as compared to a 6.9% appreciation during the second quarter of 2009.

In the first half of 2010, comprehensive financing result represented a Ps. 16.5 billion cost, an increase of Ps. 6.4 billion as compared to the first half of 2009, primarily explained by the combined effects financial derivatives and interest expense.

Net income (loss)

PEMEX recorded a net loss of Ps. 20.1 billion (U.S.$ 1.6 billion), as compared to net income of Ps. 1.2 billion during the first quarter of 2009. This variation is primarily explained by a negative exchange rate effect of Ps. 34.5 billion due to the depreciation of the Mexican peso against the U.S. dollar.

In the first half of 2010, PEMEX recorded a net loss of Ps. 18.7 billion (U.S.$1.5 billion), as compared to a net loss of Ps. 25.8 billion in the first half of 2009. This variation is primarily explained by a 42.3% increase in earnings before taxes and duties as a result of higher reference prices.

Consolidated Balance Sheet as of June 30, 2010

Current Assets
Current assets decreased by 24.5%, as compared to June 30, 2009, to Ps. 307.5 billion, primarily due to a decrease of Ps. 53.3 billion in cash and cash equivalents, as well as a decrease of Ps. 44.2 billion due to inventory variations based on the valuation of inventories at production cost, in order to eliminate unrealized revenues in the consolidation process.

Short-term Liabilities
Short-term liabilities decreased by 0.1%, to Ps. 227.5 billion, primarily as a result of the decreases in taxes and duties payable and cumulative accounts and expenses, which were partially offset by an increase in debt owed to suppliers..

Property, plant and equipment
Property, plant and equipment increased by 13.4%, or Ps. 119.6 billion, to Ps. 1,012.0 billion as of June 30, 2010. This increase is primarily explained by the net effect of new investments made over the previous 12 months.

Debt

Net debt increased by 13.4% to Ps. 523.0 billion (U.S.$40.7billion). This increase is primarily explained by a decrease in cash and cash equivalents.

Financing Activities

During the first half of 2010, PEMEX obtained a total of U.S.$ 984.2 million in loans made or guaranteed by Export Credit Agencies (ECAs).

The following are PEMEX's most recent capital markets transactions:

On May 17, 2010, Petróleos Mexicanos issued Ps. 15.0 billion of *Certificados Bursátiles* (publicly traded notes) in three tranches:

- Ps. 8.5 billion due 2014, at TIIE-28 plus 44 basis points coupon;
- Ps. 5.0 billion due 2020, at 9.1% semi-annual coupon; and
- an equivalent to approximately Ps. 1.5 billion ,denominated in UDIs (Investment Units) due 2020, at 4.2% semi-annual coupon; this amount represents UDI 337,670,900.00.

That the last two of these tranches were reopenings of series originally issued in February 2010.

On July 21, 2010, Petróleos Mexicanos issued U.S.$2.0 billion of notes due 2021, at 5.5% semi-annual coupon.

The proceeds from these activities will be used to finance PEMEX's investment program and refinancing activities.

Liquidity Management

On June 24, 2010, PEMEX disbursed U.S.$990.0 million from its syndicated revolving credit facility. As of June 30, 2010, U.S.$1.5 billion remained available under this syndicated revolving credit facility.

Equity

As of June 30, 2010, PEMEX had negative equity totaling Ps. 83.5 billion, as compared to positive equity of Ps. 4.5 billion recorded as of June 30, 2009. This decrease in equityof Ps. 88.0 billion was primarily due to the net loss of Ps. 94.7 billion recorded during 2009, as well as the loss recorded during the first half of 2010.

We note that the financing agreements to which PEMEX is currently a party do not include financial or payment suspension covenants that could be triggered as a result of recording negative equity.

Statement of Cash Flows

- We note that as of June 30, 2010, net cash flow from operating activities before taxes and duties was Ps. 329.7 billion, an increase of Ps. 36.5 billion as compared to June 30, 2009.
- During the first half of 2010, PEMEX generated Ps. 87.2 billion and recorded amortizations for Ps. 71.8 billion, thereby net indebtedness amounted to Ps. 15.5 billion.

Operating Results for the second quarter of 2010

Upstream

Crude oil production

Crude oil production decreased by 0.5%, from 2,590 to 2,578 Mbd, as compared to the same quarter of 2009. This was primarily a result of lower heavy crude oil production due to the natural decline of the Cantarell project, as well as the shut-down of wells in that project due to an increase in the oil-gas ratio.

This decrease in heavy crude oil production was partially offset by an 18.7% increase in extra-light crude oil production, mainly a result of the completion at the Delta del Grijalva project in the Southern Region and Yaxché project in the Southwestern Marine Region. Likewise, light crude oil production increased by 2.4% as a result of increased production at the Yaxché project.

As a result of lower production of heavy crude oil during the first half of 2010, total crude oil production decreased by 1.4% as compared to the same period of 2009, from 2,628 to 2,592 Mbd.

Natural Gas Production

During the quarter, total natural gas production decreased by 1.3%, from 7,029 to 6,937 MMcfd as a result of a decrease in associated gas production, which was due to optimization works in the transition zone at the Cantarell[2] project.

In contrast, production of non-associated natural gas increased by 0.6%, primarily due to the completion of wells in the Burgos and Veracruz projects in the Northern Region. As a result, combined production form those two projects reached 2,363 MMcfd, which represented 34.1% of total natural gas production.

Total natural gas production decreased by 1.2%, from 7,023 to 6,942 MMcfd.

In the second quarter of 2010, gas flaring decreased by 56.9%, as compared to the second quarter of 2009, due to: (i) optimization works in the transition zone at the Cantarell[3] project, and (ii) construction of additional infrastructure for gas handling and transportation in the offshore facilities. We note that by the end of June 2010, gas flaring amounted for less than 5% of total gas production.

[2] The transition zone is where gas-and oil-producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.

[3] The transition zone is where gas-and oil-producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1 Approval

On July 23, 2010, the attached condensed consolidated financial statements and the notes were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2 Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of June 30, 2010 and 2009 are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these financial statements and related notes to "pesos" or "Ps." refer to Mexican pesos and references to "dollars" or "U.S.$" refer to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2009.

3 Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF") the Mexican Financial Reporting Standards Board.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 "Effects of Inflation" ("FRS B-10").

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as "inflationary."

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

The condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Subsidiary Entities are as follows::

Pemex-Exploración y Producción (PEP)
Pemex-Refinación (PR)
Pemex-Gas y Petroquímica Básica (PGPB)
Pemex-Petroquímica (PPQ)

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust (i) Fideicomiso F/163; (ii) RepCon Lux and (iii) Pemex Finance, Ltd.

i. The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX's management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

ii. Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux's board of directors if such resolutions were against PEMEX's interest, or related to the issuance of bonds exchangeable for shares of Repsol (see Note 8). The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Therefore, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e) Inventories and cost of sales

Inventories are valued as follows:

I. Export crude oil and derivatives at realization value, determined based on the average export price at the end of the period.

II. Crude oil, gas and derivatives for domestic consumption: a realizable value in accordance with the prices of products in the international market at the end of the period.

III. Inventories of refined products are valued at acquisition or production cost calculated in accordance with the costs of raw and auxiliary materials.

IV. The gas and petrochemicals products are valued at standard cost based on direct products, which does not exceed the market value.

V. Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

VI. Materials in transit are valued at their acquisition cost.
PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the purchase cost of refined and other products, then deducting the value of inventories at the end of the year. Until December 31, 2007, the result of this calculation was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) Investment in shares of non-consolidated subsidiary companies and affiliates

Investments in shares of the non-consolidated subsidiary companies are valued by the equity method.

Investment in shares, of which PEMEX owns 50% or less of equity of the subsidiary companies, is recorded at its acquisition cost. Until December 31, 2007, these companies were adjusted for inflation using factors derived from the NCPI.

(g) Wells, pipelines, properties, plant and equipment

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method.

Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

During the construction period, the comprehensive financing result directly related to these assets is capitalized as part of the construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

The carrying value of these assets is subject to an annual impairment assessment.

(h) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset's carrying value exceeds its fair value.

(i) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(j) Reserve for *abandonment* cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the units of production method. In the case of non-producing wells subject to abandonment and dismantlement, the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(k) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which transfer of assets or the rendering of services is probable and arises as a consequence of past events primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(l) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, prices forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax or "IETU").

(m) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales if the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(n) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect plus the effect of valuation of financial instruments designated as hedges.

(o) Comprehensive financing result ("CFR")

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and the valuation effects of hedging financial instruments.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Reclassifications

PEMEX's condensed consolidated financial statements as of June 30, 2009 have been reclassified in certain accounts with the purpose of making them comparable with the condensed consolidated financial statements as of June 30, 2010.

4 Foreign currency exposure

As of June 30, 2010 and 2009, the consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of June 30, 2010:					
U.S. dollars	7,255,897	(31,018,118)	(23,762,221)	12.84410	(Ps. 305,204,337)
Japanese yen	0	(195,124,943)	(195,124,943)	0.14514	(28,320,434)
Pounds sterling	3,508	(769,340)	(765,832)	19.21606	(14,716,288)
Euros	16,652	(3,687,308)	(3,670,656)	15.72760	(57,730,610)
Swiss Franc	514,647	(1,025,751)	(511,104)	11.91150	(6,088,005)
Canadian dollar	79	(133)	(54)	12.09079	(649)
Net liability foreign currency position before foreign currency hedging					(Ps.412,060,324)

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of June 30, 2009:					
U.S. dollars	20,807,866	(57,010,388)	(36,202,522)	13.17220	(Ps. 476,866,863)
Japanese yen	139	(219,507,698)	(219,507,559)	0.13660	(29,984,733)
Pounds sterling	3,482	(758,189)	(754,707)	21.68935	(16,369,118)
Euros	2,866	(3,181,237)	(3,178,370)	18.47796	(58,729,798)
Canadian dollar	79	(2,209)	(2,129)	11.04630	(23,520)
Net liability foreign currency position before foreign currency hedging					(Ps. 581,974,032)

5 Cash and cash equivalents:

As of June 30, 2010 2009, cash and cash equivalents were as follows:

	As of June 30, 2010	As of June 30, 2009
Cash in banks	Ps. 69,183,431	Ps. 89,023,850
Other highly liquid instruments	34,897,354	68,398,581
	Ps. 104,080,785	Ps. 157,422,431

6 Accounts, notes receivable and other, net:

As of June 30, 2010 2009, the accounts, notes receivable and other, net were as follows:

	As of June 30, 2010	As of June 30, 2009
Trade-domestic	Ps. 70,069,110	Ps. 41,108,752
Trade-foreign	27,214,277	26,472,708
Employees and officers	4,378,562	4,191,309
Specific funds	12,040,481	39,554,051
Duty paid in excess	1,307,,959	1,731,034
Advance payments of taxes	2,711,569	3,741,809
Other accounts receivable	54,078,393	57,139,617
Less:		
Allowance for doubtful accounts	(1,352,543)	(1,411,588)
Total	Ps. 170,447,808	Ps. 172,527,691

7 Inventories:

As of June 30, 2010 and 2009, inventories were as follows:

	As of June 30, 2010	As of June 30, 2009
Crude oil, refined products, derivatives and petrochemical products	Ps. 28,856,806	Ps. 72,765,129
Materials and supplies in stock	5,145,188	5,738,181
Materials and products in transit	155,486	57,817
Less:		
Allowance for slow-moving and obsolete inventory	(1,154,919)	(1,315,589)
Total	Ps. 33,002,561	Ps. 77,245,538

8 Wells, pipelines, property, plant and equipment

As of June 30, 2010 and 2009, the balances of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	2010	2009
Buildings	Ps. 55,731,128	Ps. 54,453,685
Wells	734,399,180	614,665,649
Plants	433,473,186	409,397,066
Drilling equipment	25,538,433	23,970,132
Furniture and equipment	39,888,666	37,486,799
Transportation equipment	15,127,863	14,672,003
Offshore platforms	196,217,880	178,554,909
Pipelines	311,314,239	300,280,733
Financing lease	3,075,142	3,075,192
	1,814,765,717	1,636,556,168
Accumulated depreciation and amortization	(958,508,022)	(888,765,869)
	856,257,695	747,790,299
Land	39,871,997	39,276,774
Fixed assets to be disposed of	1,196,039	1,074,539
Construction in progress	114,693,490	104,325,993
Total	Ps. 1,012,019,221	Ps. 892,467,605

The depreciation of fixed assets and amortization of wells for the six month periods ended June 30, 2010 and 2009 recognized in cost and operating expenses was Ps. 38,723,107 and Ps. 35,482,712, respectively.

9 Debt

In the period from January 1 to June 30, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

- During the first six months of 2010, Petróleos Mexicanos raised U.S.$ 948,205 in credit lines guaranteed by export credit agencies (ECA's).

- On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

- On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos' U.S. $12,000,000 Medium-Term Notes Program, Series C.

- On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,780, which matures in 2015 and with a 28-day TIIE coupon plus 70 basis points; the second at a fixed rate for Ps. 5,000,000, which matures in 2020 and with a semi-annual coupon at a rate of 9.1%; and the third at a fixed rate for 465,235,800 UDIs (equivalent to Ps. 2,040,220), which matures in 2020, with a semi-annual coupon at a rate of 4.2%, which were translated at an exchange rate of 4.385347 pesos per UDI. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 Notes Program.

- On February 26, 2010, Petróleos Mexicanos issued CHF 150,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos' U.S. $12,000,000 Medium-Term Notes Program, Series C.

  On May 17, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 14,999,999.9 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000, which matures in 2014 and with a 28-day TIIE coupon plus 70 basis points; the second at a fixed rate for Ps. 5,000,000, which matures in 2020 and with a semi-annual coupon at a rate of 9.1% (a reopening of a fixed rate tranche issued in February8, 2010) and the third at a fixed rate for 337,670.9 UDIs (equivalent to Ps. 1,499,999.9), which matures in 2020 and with a semi-annual coupon at a rate of 4.2% (a reopening of a second fixed rate tranche issued in February 2010), which were translated at an exchange rate of 4.442195 pesos per UDI.. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 Notes Program.

- On June 24, 2010, Petróleos Mexicanos obtained U. S. $990,000 of the revolving credit line contracted in 2007.

10 Comprehensive income (loss)

The Comprehensive income (loss) as of and for the six month period June 30, 2010 and 2009 is set forth below:

	2010	2009
Net loss for the period end...	Ps. (18,661,998)	Ps. (25,839,569)
Derivative financial instruments	95,708	(1,359,244)
Accumulated conversion effect	8,570,204	1,525,987
Comprehensive loss as of the end of the period	Ps. (9,996,086)	Ps. (22,954,338)

11 Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of June 30, 2010 and 2009, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 17,827,350 and Ps.15,596,595, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of June 30, 2010	
2010	Ps.	817,390
2011		1,958,653
2012		1,990,259
2013		1,338,235
2014		1,355,001
2015		1,375,346
After 5 years		6,761,711
Total	Ps.	15,596,595

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

	As of June 30,, 2010	
2010 remaining quarters	Ps.	407,2656
2011		522,286
2012		522,286
2013		108,559
2014		108,559
2015		108,559
2016 to 2017		214,248
Total	Ps.	1,991,762

As of June 30, 2010, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 6,792,991.

At June 30, 2010 and 2009, PEMEX had contracts with various contractors for an estimated amount of Ps. 194,283,138 and Ps. 445,699,396, respectively, for the development of various infrastructure works.

12 Contingencies

PEMEX is involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. Based on the information available, the amount claimed in connection with these lawsuits as of June 30, 2010 totaled approximately Ps. 65,695,902. As of June 30, 2010, PEMEX had accrued a reserve of Ps. 12,742,573 for these contingent liabilities. As of July 15, 2010, the status of the principal lawsuits in which PEMEX is involved is as follows:

I. In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On May 31, 2010, the parties filed their replies. As of the date of this report, Petróleos Mexicanos and Pemex-Refining are preparing a brief in connection with a hearing to determine the amounts due to each party. The hearing will be held in the third week of August, 2010.

II. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,737, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. As of the date of this report, Pemex-Exploration and Production is seeking to have this action dismissed. On July 1, 2010, a hearing was held. In addition, Pemex-Exploration and Production has filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied. On July 14, 2010, Pemex-Exploration and Production filed an appeal against this resolution.

III. On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. ("Asociación de Transportistas") filed a claim (No. 271/2005) before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, seeking a declaration that Pemex-Refining was in breach of a transportation agreement dated March 26, 1993, as well as the payment of related damages. Asociación de Transportistas is also seeking that Pemex-Refining authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign them a cargo. On April 29, 2008, a judgment was issued against Pemex-Refining. Pemex-Refining filed an appeal (No. 425/2008) against this resolution before the *Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (First Unit Civil and Administrative Court of the First Circuit), which was granted on October 26, 2009. The plaintiff filed a form of constitutional relief known as an *amparo* (No. 696/2009) against this resolution before the *Décimo Segundo Tribunal Colegiado* (Twelfth Joint Court), which affirmed the previous resolution in favor of Pemex-Refining. This proceeding has therefore concluded. In three other claims filed separately by Asociación de Transportistas against Pemex-Refining, judgments have been granted in favor of Pemex-Refining.

IV. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,877, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before the *Primer Tribunal Unitario del Décimo Circuito* (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. The admission of this appeal is still pending.

V. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. ("TGT") commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms.

VI. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the *Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an *amparo* (D.C. 03/2010) before the *Décimo Tribunal Colegiado en Materia Civil* (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an *amparo*

(D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining's *amparo* and in favor of the plaintiff. The court ordered that the pleadings filed by the plaintiff be analyzed. As of the date of this report, a final resolution is still pending.

VII. On August 16, 2006, two separate *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa* (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity's constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. As of the date of this report, the trial is suspended due to a complaint filed by Pemex-Exploration and Production because the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the *Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa* (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating this type of gas is considered an hydrocarbon and therefore its exploitation belongs to the Nation through Petróleos Mexicanos and the subsidiary entities.

VIII. As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004-IV) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Mexican Constitution. On June 7, 2008, Pemex-Exploration and Production responded to this claim. On April 19, 2010, the court issued a resolution declaring that the period for legal action had lapsed. The plaintiffs filed an appeal of this resolution before the *Primer Tribunal Unitario en Materia Civil del Primer Circuito* (First Unit Civil Court of the First Circuit), which confirmed the resolution but released the plaintiffs from a requirement that they pay court expenses.

IX. On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. On June 21, 2010, the evidence filed by the defendants was admitted. A hearing to analyze this evidence is still pending.

X. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V.

("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

• On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the *Ley Federal de Procedimiento Administrativo* (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Cuarto *de Distrito en Materia Administrativa* (Fourth Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the "Mexlub" trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes' exclusive right to sell its lubricants in these service stations. The claim is currently suspended due to a complaint filed by Bardahl on June 22, 2010.

• On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. As of the date of this report, compliance with this final resolution is still pending.

• On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Federal Attorney General's Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,828 in damages as a result of this alleged fraud. As of the date of this report, an expert's opinion to be provided by the Federal Attorney General's Office is still pending, and the matter remains under investigation.

• On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eighth Civil District Court) in the Federal District, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes' financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an *amparo* (No. 345/2 010) against this resolution before the *Sexto Tribunal Colegiado en Materia Civil del Primer Circuito* (Sixth Joint Civil Court of the First Circuit) which was denied on July 7, 2010. A final resolution is still pending.

• On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex- Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit. A final resolution is still pending.

• On November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) initiated an investigation into Pemex-Refining's business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission's resolution. That motion was granted on May 6, 2008. An *amparo* had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the *Juzgado Décimo Tercero de Distrito en Materia Administrativa* (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was to be held on July 20, 2010.

• On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl's products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff's expert claims that Bardahl's damages total up to Ps. 18,008,000, while the defendants' expert claims that there are no damages. The trial is in the evidentiary stage, with the opinion of an independent expert still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

13 Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

As of June 30, 2010

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporative and Subsd. Companies	Intersegment eliminationes	Total
Sales:	486,423,881	294,231,662	102,127,936	21,224,396	469,744,127	(752,303,208)	621,448,794
Trade	0	259,437,875	64,061,125	12,869,031	282,369,673		618,737,704
Intersegment	486,423,881	33,044,454	38,066,811	8,355,365	163,878,425	(729,768,936)	-
Servicies income	-	1,749,333	-	-	23,496,029	22,534,272	2,711,090
Gross income	377,717,367	(58,200,771)	6,000,866	(470,449)	25,917,330	(23,885,372)	327,078,971
Operating income (loss)	361,420,655	(82,056,061)	546,217	(5,632,359)	5,407,641	(1,911,662)	277,774,431
Net income (loss)	26,791,356	(45,391,897)	1,887,616	(7,643,291)	(13,564,645)	19,258,863	(18,661,998)
Comprehensive financing cost	12,857,239	5,507,009	(1,369,027)	206,832	(715,522)	-	16,486,531
Depreciation and amortization	38,723,107	4,399,463	1,763,071	565,521	319,651	-	45,770,812
Labor cost reserve	19,808,000	20,016,050	4,067,891	5,506,990	9,426,710	-	58,825,639
Taxes and duties	322,845,673	2,205,305	510,931	148,738	435,565	-	326,146,212
Total assets	1,459,634,708	523,124,468	138,532,004	90,372,597	1,764,975,662	(2,641,448,535)	1,335,190,904
Current assets	696,950,923	334,720,287	95,220,794	72,089,113	876,194,913	(1,767,644,876)	307,531,154
Investment in shares	663,308	157,094	1,756,018	-	373,553,072	(366,105,351)	10,024,141
Fixed assets	759,585,768	187,710,284	41,309,054	17,120,789	9,267,860	(2,974,534)	1,012,019,221
Acquisition of fixed assets	78,509,436	5,368,861	138,004	735,727	164,956	-	84,916,984
Current liabilities	436,740,542	302,296,471	29,764,757	14,793,979	1,200,185,817	(1,756,294,047)	227,487,519
Reserve for employee benefits	211,784,189	208,805,370	52,199,613	57,748,134	83,433,478	-	613,970,784
Total liabilities	1,174,330,462	549,137,537	89,793,722	73,400,927	1,804,399,962	(2,272,367,563)	1,418,695,047
Equity	285,304,246	(26,013,069)	48,738,282	16,971,671	(39,424,301)	(369,080,972)	(83,504,143)

As of June 30, 2009

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporate and Subsd. Companies	Intersegment eliminationes	Total
Sales:	352,786,842	237,619,227	86,224,236	25,199,514	320,128,216	536,047,466	485,910,569
Trade		208,399,127	55,931,786	8,813,382	210,020,608	-	483,164,903
Intersegment	352,786,842	27,483,767	30,292,450	16,386,132	108,538,282	(535,487,473)	-
Servicies income	-	1,736,333	-	-	1,569,326	(559,993)	2,745,666
Gross income	249,449,566	653,083	6,333,609	(4,773,438)	27,668,588	(20,455,372)	258,876,036
Operating income (loss)	234,148,557	(20,076,739)	297,593	(9,993,928)	9,587,873	212,418	214,175,774
Net income (loss)	(15,576,382)	(21,429,224)	1,204,455	(9,842,775)	(16,369,728)	36,174,085	25,839,569
Comprehensive financing cost	(13,833,800)	(5,731,027)	1,097,022	83,484	13,873,688	(5,569,972)	(10,080,605)
Depreciation and amortization	35,482,712	4,436,336	1,759,632	566,860	322,060	-	42,567,600
Labor cost reserve	16,440,604	16,225,384	3,627,598	4,488,886	7,402,638	-	48,185,110
Taxes and duties	235,611,664	1,310,019	747,852	133,828	4,093,698	-	241,897,061
Total assets	1,413,523,823	392,145,615	134,009,184	72,614,354	1,965,404,419	(2,657,201,053)	1,320,496,342
Current assets	763,274,848	210,640,024	90,563,906	55,772,814	1,119,631,935	(1,832,687,867)	407,195,660
Investment in shares	539,673	157,094	1,515,760	-	40,977,378	(32,681,437)	10,508,468
Fixed assets	648,874,407	179,210,564	41,670,476	16,526,074	9,160,618	(2,974,534)	892,467,605
Acquisition of fixed assets	76,868,300	15,633,200	393,800	1,002,300	640,400	-	94,538,000
Current liabilities	469,396,343	210,537,777	32,575,414	7,723,858	910,474,154	(1,403,059,179)	227,648,367
Reserve for employee benefits	181,475,468	178,464,829	44,879,745	49,643,530	69,351,520	-	523,815,092
Total liabilities	1,156,199,640	435,194,653	85,122,539	58,439,093	1,909,354,094	(2,328,310,534)	1,315,999,485
Equity	257,324,167	(43,049,038)	48,886,645	14,175,262	56,050,325	(328,890,504)	4,496,857

14. Service Income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

15 Subsequent event

As of the date of these consolidated financial statements, the exchange rate was Ps. 12.6975 per dollar, which represents 1.14% depreciation in dollar terms as compared to the June 30, 2010 exchange rate which was Ps. 12.8441 per dollar. The price of crude oil mix was U.S. $70.88 per barrel, an increase of 5.93% in comparison with price as of June 30, 2010, of U.S. $66.91 per barrel.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0.00	0	6,038,627
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,465,979
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,383,285
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	617,851
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	22,468
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	38,057
Otras inversiones		1	0.00	0	151,794
Estimación de Fluctuación en Inversiones		1	0.00	0	-851,014
TOTAL INVESTMENT IN ASSOCIATES				678,972	10,024,141
OTHER PERMANENT INVESTMENTS					0
TOTAL					10,024,141

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	02/07/2018	5.44							128,441	128,441	128,441	256,882	385,323	1,027,528
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40							113,676	113,676	197,709	132,692	62,365	0
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							114,035	114,035	228,070	228,070	228,070	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.39							4,860	4,860	9,721	4,860	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.75							151,107	151,107	302,214	302,214	302,214	906,642
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.75							226,661	226,661	453,321	453,321	453,321	453,321
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	21/12/2012	0.44							192,662	192,662	385,323	192,662	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.75							226,661	226,661	453,321	453,321	52,887	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.75							192,662	192,662	385,323	238,772	46,110	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.75							188,884	188,884	377,768	377,768	377,768	566,651
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	0.44							12,249	12,249	24,498	12,249	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.76							107,467	107,467	214,934	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	0.44							256,882	90,593	0	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	10/04/2003	23/06/2011	0.71							8,823	1,326	0	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	28/02/2007	16/06/2014	0.75							91,744	91,744	183,487	183,487	183,487	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.75							264,437	264,437	528,875	528,875	528,875	528,875
BNP PARIBAS (1) (8)	YES	03/11/2005	24/01/2015	0.39							302,214	302,214	604,428	604,428	604,428	604,428
BNP PARIBAS (1) (8)	YES	30/06/2008	21/06/2017	0.44							302,214	302,214	604,428	604,428	604,428	1,813,285
BNP PARIBAS (1) (8)	YES	14/08/2008	21/06/2017	0.44							151,107	151,107	302,214	302,214	302,214	906,642
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.39							256,882	256,882	513,764	513,764	513,764	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.75							302,214	302,214	604,428	604,428	604,428	0
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.39							21,239	21,239	42,477	42,477	42,477	127,431
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.75							12,341	12,341	24,682	24,682	12,341	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.76							153,606	153,606	285,551	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							54,415	54,415	108,829	108,829	108,829	326,487
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							128,441	128,441	256,882	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.46							9,362	8,434	3,590	3,530	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.71							128,441	128,441	256,882	256,882	224,772	160,551
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	0.46							128,441	0	0	0	0	0
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							385,323	385,323	770,646	770,646	770,646	4,238,553
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							192,661	192,661	385,323	385,323	385,323	2,119,277
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							96,331	96,331	192,661	192,661	192,661	1,059,638

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.41							30,606	30,606	61,212	61,212	61,212	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.44							83,487	83,487	166,973	166,973	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.75							151,107	151,107	302,214	302,214	64,221	0
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	0.75							103,485	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.47							128,441	128,441	256,882	197,671	69,230	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.47							12,297	12,297	24,594	24,594	24,594	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.59							38,327	38,327	76,654	76,654	76,654	229,961
HSBC BANK PLC (1) (8)	YES	24/06/2005	28/05/2014	0.76							1,274	1,274	2,548	2,548	2,548	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	27/11/2013	0.76							22,436	22,436	44,871	44,871	22,436	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	23/11/2014	0.68							12,469	12,469	24,938	24,938	24,938	12,469
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	0.75							0	38,312	76,623	76,623	76,623	421,429
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.39							24,343	24,343	48,686	48,686	29,032	14,067
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.61							6,729	6,729	13,458	13,458	2,772	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.40							18,214	18,214	36,428	36,428	36,428	18,214
HSBC BANK PLC (1) (8)	YES	20/09/2004	16/02/2014	0.39							21,802	21,802	43,604	43,604	43,604	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	0.46							67,757	67,757	135,515	135,515	135,515	813,089
HSBC BANK PLC (1) (8)	YES	01/04/2010	31/03/2020	0.43							86,395	86,395	172,789	172,789	172,789	1,036,737
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.38							45,554	45,554	91,109	91,109	91,109	136,663
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.38							29,324	29,324	58,649	58,649	29,324	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.76							5,468	5,468	10,936	10,936	10,936	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.38							6,428	6,428	12,855	12,855	12,855	12,855
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	0.52							18,859	18,859	37,718	37,718	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.75							10,768	10,768	21,536	21,536	21,536	10,768
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	0.50							4,219	4,219	8,439	8,439	4,219	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	28/11/2015	0.76							2,233	2,233	4,466	4,466	4,466	6,700
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	0.42							16,942	16,942	16,942	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	0.42							33,736	33,736	67,472	67,472	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.54							68,124	68,124	136,248	130,462	99,478	37,140
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.55							22,951	22,951	45,902	45,902	22,951	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.67							38,762	38,762	77,523	77,523	77,523	63,698
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	0.54							81,040	81,040	162,079	162,079	162,079	243,119
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.70							33,553	33,553	29,107	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							10,975	10,975	21,949	21,949	21,949	39,213
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							77,570	77,570	155,141	155,141	155,141	465,422
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.75							113,330	113,330	226,661	226,661	226,661	453,321

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.44							75,554	75,554	151,107	151,107	151,107	453,321
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.38							39,723	39,723	55,650	0	0	0
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.75							128,441	128,441	256,882	256,882	256,882	1,412,851
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.75							64,220	64,220	128,441	128,441	128,441	706,426
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.75							113,330	113,330	226,661	226,661	226,661	679,982
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							0	29,850	61,985	61,985	61,985	33,277
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							423,683	423,683	847,371	847,371	847,371	2,542,106
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	0.50							15,899	16,367	0	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	0.54							113,969	91,815	183,631	91,815	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.56							30,393	30,393	60,785	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.43							0	0	453,333	906,665	906,665	5,439,797
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	0.75							0	481,654	963,308	963,308	963,308	4,334,884
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							233,897	233,897	467,795	467,795	467,795	701,695
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							416	416	832	832	832	81
SOCIETE GENERALE (1) (7)	YES	03/02/2006	16/02/2017	4.77							158,954	158,954	317,907	317,907	317,907	953,722
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.39							19,245	19,245	38,490	9,389	0	0
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.39							129,790	82,932	60,984	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.86							110,972	110,972	221,943	221,943	221,943	665,830
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	16/02/2017	0.39							46,216	46,216	92,433	92,433	92,433	277,298
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.39							151,107	151,107	302,214	302,214	302,214	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.43							226,661	226,661	453,321	453,321	453,321	679,982
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.39							226,661	226,661	453,321	453,321	453,321	453,321
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.75							128,441	128,441	256,882	200,561	72,120	0
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	30/06/2011	0.75							30,992	1,142	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.40							285,424	285,424	570,849	570,849	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.47							128,441	128,441	256,882	834,867	899,087	449,544
INT DEV NO PAG	NOT		31/12/2010	0.00							257,636	0	0	0	0	0
COMMERCIAL BANKS																
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.95	0	6,750,000	0	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	23/07/2009	31/01/2011	5.05	0	6,700,000	0	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	29/09/2009	30/12/2010	5.03	3,750,000	0	0	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	1,000,000	2,000,000	1,000,000	0	0						
BANCO SANTANDER S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.93	600,000	600,000	1,200,000	600,000	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	25/05/2010	20/12/2012	10.55	800,000	800,000	1,600,000	800,000	0	0						
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.94	0	666,667	1,333,333	1,333,333	1,333,333	333,334						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.25							0	3,040,683	0	0	3,040,683	0
BANCO SANTANDER S.A (1) (8)	NOT	17/09/2003	19/09/2013	0.40							64,221	64,221	128,441	128,441	64,221	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00	220,836	0	0	0	0	0						
CALYON NEW YORK BRA (1) (8)	YES	07/09/2007	27/12/2010	0.35							12,715,659	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.35							0	19,266,150	17,660,637	17,660,638	0	0
CREDIT AGRICOLE CBI (1) (8)	YES	15/01/2010	15/07/2010	2.59							642,205	0	0	0	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00							11,642	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							216,352	162,264	324,528	324,528	324,528	2,650,307
COPFS (1) (8)	YES	01/02/2005	31/10/2012	3.25							3,945,830	2,479,661	3,358,897	1,704,699	481,426	0
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00							32,894	51,067	72,649	78,638	85,120	634,027
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00							32,894	65,713	72,650	78,638	85,120	642,697
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							33,309	50,881	73,531	79,561	86,085	591,667
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							29,047	44,370	64,122	69,380	75,069	515,953
TOTAL BANKS					5,370,836	16,516,667	6,133,333	3,733,333	1,333,333	333,334	27,199,606	34,487,709	40,140,973	38,025,330	19,835,199	43,672,942

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.95	0	0	0	0	0	7,959,780						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	03/02/2010	12/05/2014	4.92	0	0	0	0	8,500,000	0						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,543,392						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.93	0	0	12,500,000	0	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.95	0	0	0	0	10,000,000	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.77	0	0	0	12,487,400	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.64	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	13,740,403						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	6,172,000	0	0	0	0	0						
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00	1,374,060	0	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,007,979
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	2,411,351	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,058,202
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63							0	0	0	0	0	6,422,050
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	22,477,174
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	3,017,271
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	4,689,830
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							7,122,554	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	31,992,957
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2038	7.75							0	0	0	0	0	22,353,896
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	0	19,266,150
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	25,688,200
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,562,588
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,377,799
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,900,095
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	305,047
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	120,028
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	12,844,100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.54							0	0	0	8,825,708	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,145,520
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	15,727,600
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	15,727,600
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,354,200
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,725,621
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	2,882,409	0
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	0	4,804,015	0
MELLON BANK N.A. (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	122,957
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	0	0	4,169,022
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	11/10/2014	3.50							0	0	0	0	0	1,786,724
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2016	6.38							0	0	0	0	0	13,368,460
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2013	6.25							0	0	0	0	7,863,800	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							1,370,037	513,764	0	0	481,654	5,298,191
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	0.56							0	0	535,169	428,135	1,477,075	0
INT DEV NO PAG	NOT		31/12/2010	0.00							4,941,693	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.45							0	0	0	0	0	9,288,960
INT DEV NO PAG	NOT		31/12/2010	0.00							28,811	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					7,646,080	0	18,000,000	12,487,400	18,500,000	52,243,578	13,483,895	513,764	2,946,520	9,253,843	17,508,953	237,798,221

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED				50,973,936	0	0	0	0	0						
TOTAL SUPPLIERS					50,973,936	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos Circulantes	NOT APPLIED				34,429,923	0					0	0				
TOTAL					34,429,923	0	0	0	0	0	0	0	0	0	0	0
TOTAL					98,320,755	16,516,667	24,133,333	16,220,733	19,833,333	52,576,909	40,662,701	35,001,473	43,087,493	47,279,173	37,344,152	281,471,163

CURRENCIES	ACCOUNTING EXCHANGE RATES	
(1) DOLLARS	USD	12.84410
(2) EUROS	EUR	15.72760
(3) JAPANESE YEN	JPY	0.14514
(4) SWISS FRANC	CHF	11.91149
(5) STERLING POUND	GBP	19.21606
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.41321

RATE TYPE

(7) FIXED RATE

(8) LIBOR RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(9) FLOATING RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) (7) ZERO COUPON (FIXED)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2010**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**7,255,897**	**93,195,466**	**502,992**	**6,460,484**	**99,655,950**
LIABILITIES POSITION	**31,018,117**	**398,399,810**	**8,822,452**	**113,316,462**	**511,716,272**
SHORT-TERM LIABILITIES POSITION	6,339,742	81,428,288	1,029,023	13,216,876	94,645,164
LONG-TERM LIABILITIES POSITION	24,678,375	316,971,522	7,793,429	100,099,586	417,071,108
NET BALANCE	**-23,762,220**	**-305,204,344**	**-8,319,460**	**-106,855,978**	**-412,060,322**

NOTES

EXCHANGE RATE

FOREIGN CURRENCY		EXCHANGE RATES
AMERICAN DOLLARS	USD	12.8441
JAPANESE YENS	JPY	0.14514
STERLING POUNDS	GBP	19.21606
EUROS	EUR	15.7276
CANADIAN DOLLAR		12.09079

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2010**

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, WHICH HAS BEEN EFFECTIVE AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCE OF PUBLICLY TRADED NOTES UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,660	97.50
Gas production (MMcfpd)		7,093	97.90
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	81.70
Cadereyta		275	75.50
Madero		190	74.50
Minatitlán		185	82.60
Salamanca		245	79.80
Salina Cruz		330	85.00
Tula		315	89.00
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	75.90
Cactus		1,960	83.20
Nuevo Pemex		880	84.30
Ciudad Pemex		1,290	66.10
Matapionche		109	50.00
Poza Rica		230	48.20
Arenque		34	74.80
PETROCHEMICALS		0	0
Production capacity (Tt)**		5,424	84.00
Cangrejera		2,201	89.00
Cosoleacaque		1,066	99.00
Escolín**		27	0
Independencia		110	4.00
Morelos		1,121	95.00
Pajaritos		872	57.00
Tula**		27	0
Petrochemical products distribution center (Tt)		188,872	66.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* NOMINAL CAPACITY POR THE PERIOD.
** THESE PLANTS WILL BE OUT OF OPERATION DURING 2010, IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA).

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	198	28,768,495	100.00		CFE
DIESEL	368	68,771,907	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. Gas	288	25,800,565	0.00		DISTRIBUIDORES
Magna Gasoline	741	129,477,789	100.00	PEMEX MAGNA	DISTRIBUIDORES
Premium Gasoline	58	12,304,514	100.00	PEMEX PREMIUM	DISTRIBUIDORES
Jet fuel	58	11,672,689	100.00		ASA
Other refined products	67	6,436,743	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0		
Methane Derivatives (A)	648	2,171,304	67.00		(F)
Ethane Derivatives (B)	660	8,280,000	24.00		(G)
Aromatics & Derivatives (C)	114	1,547,897	75.00		(H)
Propylene & Derivatives (D)	57	3,008,132	57.00		(I)
Other petrochemical products (E)	743	1,494,255	0.00		(J)
Dry gas	3,291	36,633,741	0.00		(K)
FOREIGN SALES					
Crude oil (Tbd)	1,292	209,111,376	0.00	(M)	(N)
Refined Products (Tbd)	197	28,992,906	0		(L)
Petrochemicals products (Tt)	362	1,294,986	0		(L)
Marginal effect from Subsidiary Companies' sales	0	42,970,405	0		
Services Income	0	2,711,090	0		
TOTAL		621,448,794			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2010**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,292	209,111,376		(M)	(N)
Refined Products (Tbd)	197	28,992,906			(L)
Petrochemical Products (Tt)	362	1,294,986			(L)
Marginal effect from Subsidiary Companies' sales	0	42,970,405			
Services income	0	2,711,090			
FOREIGN SUBSIDIARIES					

TOTAL	**285,080,763**	

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - MAY 2010 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
VOLUMES ARE GIVEN IN THOUSAND BARRELS PER DAY, EXCEPT PETROCHEMICAL PRODUCTS THAT ARE EXPRESSED IN THOUSAND TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLION CUBIC FEET PER DAY.
(F) UNIVEX, S.A.; PRAXAIR MÉXICO S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; FERTIREY, S.A. DE C.V.; MASAGRO S.A. DE C.V.
(G) INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; POLÍMEROS NACIONALES, S.A. DE C.V.
(H) RESIRENE, S.A. DE C.V.; NEGOCIACIÓN ALVI, S.A. DE C.V.; QUÍMICA DELTA, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; POCHTECA MATERIAS PRIMAS, S.A. DE C.V.
(I) UNIGEL QUÍMICA, S.A. DE C.V.; DOW INTERNACIONAL MEXICANA, S.A. DE C.V.;
(J) INDUSTRIA QUÍMICA DEL ISTMO, S.A. DE C.V.; COMERCIALIZADORA AQUALITA, S.A. DE C.V.; ADITIVOS PLÁSTICOS, S.A. DE C.V.; MULTICERAS, S.A. DE C.V.; CERAS UNIVERSALES, S.A. DE C.V.
(K) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT).
(L) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
(M) 83.1% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 16.9% WAS

SALES DISTRIBUTION BY PRODUCT **CONSOLIDATED**

FOREIGN SALES **Final Printing**

DISTRIBUTED TO EUROPE, 9.9%, TO THE REST OF THE AMERICAN CONTINENT, 3.4% AND TO THE FAR EAST 3.6%.
(N) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE SECOND QUARTER OF 2010 WAS 3.42%.
VOLUMES ARE GIVEN IN THOUSAND BARRELS PER DAY, EXCEPT PETROCHEMICAL PRODUCTS AND VIRGIN STOCK THAT ARE EXPRESSED IN THOUSAND TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLION CUBIC FEET PER DAY.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE.

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	282,034,054
TOTAL			0	0	0	0	0	282,034,054

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits estimates.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and those outgoing, which relate to their liabilities.

Finally, the PMI Group has implemented a separate regulatory framework for risk management, based on their "General Guidelines for Risk Management," and which contains procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk takers and management. The PMI Group also has its own internal audit unit and a risk management subcommittee.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, PEMEX has been required to trade LPG under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During the first two quarters of 2010 PEMEX has not made propane hedging.

P.M.I. Trading, Ltd. periodically trades operations with DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gas, thereby reducing the potential volatility of its income. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2006, 2007, 2008, 2009 or the first two quarters of 2010.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than the peso or the U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, we have entered into currency swaps to hedge against movements in exchange rates when we borrow in currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs). Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk

PEMEX constantly monitors risk in its debt portfolio generated by interest rate volatility. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays a fixed rate and receives a floating rate, in order to establish an appropriate percentage of fixed rate and so decreases the interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. During 2009, Petróleos Mexicanos entered into various long-term cross-currency swaps with recouponing clauses for risk mitigation purposes, pursuant to which PEMEX limited its credit exposure up to an specific threshold amount. Additionally, we enter into operations mostly with major financial institutions and maintain a diversified portfolio.

Instruments Entered Into For Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses are offset by the profits or losses of the positions to which they relate.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on Repsol shares. Two of the aforementioned DFIs contain an option structure comprised of one short call and one long put spread.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This system allows Pemex-Gas and Basic Petrochemicals to maintain overall its natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

DERIVATIVE FINANCIAL INSTRUMENTS

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of June 30, 2010)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Interest Rate Swaps	Hedging	10,744,086	Libor USD 6M = 0.75250% TIIE 28d = 4.9250%	Libor USD 6M = 0.44438% TIIE 28d = 4.9075%	-1,427,082	-1,269,418	844,086	1,200,000	1,200,000	7,500,000	0	0	0
Currency Swaps	Hedging	104,345,857	MXN = 12.8441 1/EUR = 1.2238 1/GBP = 1.4945 JPY = 88.430 UDI = 2.9328 CHF = 1.0774 Exchange rates against US dollar.	MXN = 12.3306 1/EUR = 1.3510 1/GBP = 1.5184 JPY = 93.470 UDI = 2.7794 CHF = 1.0539 Exchange rates against US dollar.	-1,613,928	1,676,948	528,728	3,626,276	1,057,456	18,160,531	9,772,496	71,200,371	0
Currency Swaps with credit linked options	Hedging	16,310,101	1/EUR = 1.2238 JPY = 88.430 Exchange rates against US dollar.	1/EUR = 1.3510 JPY = 93.470 Exchange rates against US dollar.	476,392	2,529,770	0	0	0	0	0	16,310,101	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of June 30, 2010)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Equity Swaps	Trading	21,321,773	Repsol YPF = 16.665 Euro share price.	Repsol YPF = 17.530 Euro share price.	-1,086,396	-142,875	10,000,000	11,321,773	0	0	0	0	0
Equity Swaps with Embedded Options	Trading	37,358,026	Repsol YPF = 16.665 Euro share price.	Repsol YPF = 17.530 Euro share price.	-2,232,328	-759,325	0	37,358,026	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of June 30, 2010)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Long Swaps	Trading	86,083,510	4.04	4.66	-4,222,286	-5,244,616	37,671,541	42,516,523	3,780,642	2,096,054	18,750	0	254,634
Short Swaps	Trading	-86,114,172	4.04	4.66	4,387,249	5,436,417	-37,681,804	-42,531,929	-3,783,635	-2,098,054	-18,750	0	
European Put													
Long	Trading	2,746,346	4.04	4.66	92,077	155,945	1,754,840	991,506	0	0	0	0	
Short		-2,734,913			-91,843	-155,635	-1,743,408	-991,505	0	0	0	0	
European Call													
Long	Trading	19,687,459	4.04	4.66	64,545	46,416	10,783,038	5,700,333	1,908,028	842,508	453,552	0	
Short		-19,687,326			-64,509	-46,377	-10,782,976	-5,700,262	-1,908,028	-842,508	-453,552	0	
Digital Put													
Long	Trading	2,334,980	4.04	4.66	27,797	34,129	1,235,190	1,099,790	0	0	0	0	
Short		-2,334,980			-27,819	-34,153	-1,235,190	-1,099,790	0	0	0	0	
Digital Call													
Long	Trading	3,606,744	4.04	4.66	377	347	2,447,154	1,159,590	0	0	0	0	
Short		-3,628,265			-378	-349	-2,468,675	-1,159,590	0	0	0	0	

(1) Representative underlying asset value.

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of June 30, 2010)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (1)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Petroleum Products Swaps and Futures	Hedging	13.5	1.03594	1.05983	307,422	-335,088	13.5	0	0	0	0	0	0

Process of adoption of the International Financial Reporting Standards (IFRS) by Petróleos Mexicanos

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera* (International Financial Reporting Standards), which we refer to as "NIIFs", issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the NIIFs, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Norms" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law), effective on January 1st, 2009, and Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law, since they are State Owned Companies. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* (National Counsel for Accounting Harmonization) was created (and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance) with the purpose of creating a work group that jointly determinates detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the Mexican Governmental Accounting Law and the NIIFs, all in the time frame established in the applicable law for delivery of information.

In addition, at the same time, the Director General's Office of Petróleos Mexicanos has established a clear vision in order to implement what has been denominated PEMEX Projects Platform ("P3"), as an impulse and integrator of improvements to the business processes, in which homologated processes are operated through standardized systems, in order to optimize the use of resources and support the process of taking decisions.

The finance process is the central core to implement P3 as a standardized solution based on the use of the *Systems Applications and Products* ("SAP") and associated units to perform the necessary actions in order to homologate the finance process at PEMEX.

Therefore, it was necessary to incorporate this initiative to the originally planned project in order to adopt the NIIFs at PEMEX.

Identification of the responsible persons or areas:

	Name
Name of the area and responsible person:	Carlos Alberto Treviño Medina Chief Financial Officer Mauricio Abraham Galán Ramírez Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Financial Information Systems. Enrique Díaz Escalante Accounting Manager Francisco Javier Torres Suárez Deputy Director of Financial Information Systems.
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón.- Deputy Director of Financial Information Systems.
Signatures of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Signatures of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Petróleos Mexicanos will carry out a bidding process for hiring consulting services for the development of adoption of the NIIFs.

a) Training

According with the Time Frame Activities described below, the implementation process of the NIIFs will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- International Accounting Principles;
- Strategies for Administration Change;
- Functionality Solutions of NIIFs, in:
    - ("SAP")
    - Oracle Financial Business Suite

In the stage of Implementation there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under NIIFs:

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Motive)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	Sept 1, 2010	Nov 30, 2010		
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	Sept 1, 2010	Nov 30, 2010		
Personnel responsible for the preparation and presentation of financial information under NIIFs: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	Sept 1, 2010	Nov 30, 2010		
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	Sept 1, 2010	Nov 30, 2010		

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the NIIFs:

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Motive)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the Accounting Registry. - Areas that generate the International Financial Reporting	Oct 25, 2011	Feb 27, 2012		

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Motive)
Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.				
Others (detail): During the development of the implementation process of the NIIFs, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	Feb 8, 2011	Apr 6, 2012		

b) Time Frame Activities

Petróleos Mexicanos has planned to start the bidding process for the implementation of the NIIFs and the amendments that may result applicable under the Governmental Standards in July 2010, at the latest. This bidding process will be carried out in compliance with the *Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público* (Mexican Acquisition, Leasing and Services of the Public Sector Law), implementing the invitation to at least three parties, as hiring procedure.

As part of the process preparation, Petróleos Mexicanos held work meetings with several systems consulting firms and Audit Firms that may be invited to participate in the bidding process for the implementation of the NIIFs and the transition to NGs. It is important to mention that the Firm KPMG Cárdenas Dosal, S.C., principal auditor of the consolidated financial statements of PEMEX, will not participate in this bidding process, so it will not be in any of the assumptions provided by Article 83 of the Issuers Circular.

Meetings celebrated with such systems consulting firms and Audit Firms give them a better comprehension of the current situation of PEMEX, in aspects related to its accounting, the systems that support it, and the changes needed to be accomplished in order to meet the aforementioned requirements.

PEMEX plans to carry out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the NIIFs, and be able to disclose, in a timely fashion, to the Mexican Banking, Securities & Exchange Commission, to the *Bolsa*

Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The project will be developed through the following stages:

Diagnostic:

- Project planning to adopt the NIIFs.
- Training on NIIFs.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with NIIFs.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of NIIFs and changes to NGs.
- Analysis of the current financial process.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.
- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact in the systems.
- Preliminary study of the probable economic impact by the adoption of the NIIFs.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Detailed design of the homologated financial process.
- Flow diagram of impacted procedures by the adoption of the NIIFs and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and NIIFs.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the NIIFs and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others).
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).
- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.
- Elaboration of internal regulation for impacted operations by the adoption of NIIFs and changes in NGs.
- Consolidated system for NGs and NIIFs.

- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of NIIFs.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

Implementation:

- Homologated financial process.
- Gradual productive implementation:
  - NIIFs and NGs solution — January 1, 2012
  - Production costs system — July 1, 2012
  - Integral costs system — August 2, 2012
  - Disclosures and other accounting aspects — September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

Estimated date of adoption:	January 1, 2012

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Percentage Advanced (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	Aug 16, 2010		Aug 31, 2010		0% (zero per cent)	
2.Design, communication and disclosure of the training Plan.	Aug 16, 2010		Aug 31, 2010		0% (zero per cent)	
3. Others (detail).						

Stage 2. Evaluation of accounting and business impacts.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	Sept 1, 2010		Nov 30, 2010		0% (zero per cent)	In the Diagnostic stage there is a plan to elaborate an exhaustive analysis of the impact of NIIFs, NGs and Costs System.
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	Sept 1, 2010		Mar 7, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
3. Definition of new accounting policies according with different alternatives contemplated by NIIFs.	Nov 3, 2010		Mar 7, 2011		0% (zero per cent)	Expected Product within the Design Stage.
4. Evaluation of the impacts in the information systems, internal control, etc.	Sept 1, 2010		Mar 7, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
5. Identification and evaluation of elements that affect development measures of the issuer (financial reasons, etc.).	Sept 1, 2010		Mar 7, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to NIIFs, as well as possible violations to commitments or covenants.	Sept 1, 2010		Mar 7, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
7. Detail of additional disclosures in the notes of the financial statements for implementation of NIIFs.	Jan 2, 2012		Jul 31, 2012		0% (zero per cent)	It has been planned that disclosures under NIIFs are one of the last deliverable products of the adoption process.

Stage 3. Implementation and parallel elaboration of financial reports under NIIFs and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under NIIFs, both for the information flow and for the preparation process of such financial statements.	Sept 1, 2010		Mar 7, 2011		0% (zero per cent)	In the Diagnostic Stage, there is a plan to elaborate an exhaustive analysis of the impact to the systems and it shall be complemented in the Design Stage.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by NIIFs.	Sept 1, 2010		Mar 7, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to NIIFs.	May 2, 2011		May 2, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development and Implementation stages. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
4. Preparation of the opening balance under NIIFs, and reconciliation of financial results and consolidated equity against NIIFs.	May 2, 2011		May 2, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development stage. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
5. Design and adaptation of the quality control	Nov 2, 2010		Nov 30, 2011		0% (zero per cent)	These products will be obtained

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
procedures in the financial information in order to guarantee its reliability.						in the Design and Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the NIIFs, and according to the above, such actions have not concluded.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ____________________
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: August 30, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.